DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Jeffrey C. Thacker jeff.thacker@dlapiper.com T 858.638.6728 F 858.638.5128

Confidential Treatment Requested

ZELTIQ Aesthetics, Inc.

Under 17 C.F.R. § 200.83

CONFIDENTIAL TREATMENT REQUESTED. CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

September 28, 2011

VIA E-MAIL AND EDGAR TRANSMISSION

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Ms. Amanda Ravitz, Assistant Director
Ms. Tara Harkins, Accounting Branch Chief
Mr. Kevin Vaughn, Accounting Branch Chief
Mr. Jay Mumford, Special Counsel
Mr. Daniel Morris, Special Counsel

Re:	ZELTIQ Aesthetics, Inc. Registration Statement on Form S-1, as amended Filed on July 13, 2011 File No. 333-175514

Ladies and Gentlemen:

This letter responds to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 9, 2011 (the “Comment Letter”) to Gordon E. Nye, President and Chief Executive Officer of ZELTIQ Aesthetics, Inc. (the “Company”) regarding the above referenced Registration Statement on Form S-1, File No. 333-175514 (the “Registration Statement”), initially filed by the Company with the Commission on July 13, 2011. The Company filed Amendment No. 1 to the

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Registration Statement on August 17, 2011, Amendment No. 2 to the Registration Statement on September 7, 2011, and Amendment No. 3 to the Registration Statement on September 23, 2011 (“Amendment No. 3”).

For ease of review, we have set forth below comment 24 from the Comment Letter together with the Company’s response thereto. All page numbers in the response below refer to Amendment No. 3.

Stock-Based Compensation

24.	Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

RESPONSE: To assist the Staff in its final evaluation of the Company’s stock compensation, the Company respectfully advises the Staff that considering current market conditions and based on input received from its underwriters on September 26, 2011, the Company currently estimates a preliminary price range of $[*] to $[*] per share (the “Preliminary Price Range”), with the mid-point of the Preliminary Price Range at $[*] per share, for the initial public offering of the Company’s common stock, $0.001 par value per share (the “common stock”). The Company plans to complete a 1-for-[*] reverse stock split of its outstanding common stock prior to the effectiveness of the offering, such that the Preliminary Price Range reflected in the Registration Statement will be $[*] to [*] per share.

As previously disclosed in the Registration Statement, the Company regularly conducts valuations to assist it in estimating the fair value of its common stock for each stock option grant. The Company’s Board of Directors (the “Board”) considers the results of these common stock valuations as well as many other business and market factors as outlined on pages 46 to 53 of the Registration Statement to estimate the fair value of the Company’s common stock.

Fair Value as of July 27 and 29, 2011

As described in the Registration Statement, the Board determined that the fair value of the Company’s common stock was $2.78 per share on July 27 and 29, 2011 in connection with stock option grants approved on each of these dates (the “July Valuation”). The Board determined the July Valuation based on its analysis of business and market factors, as well as the results of a July 14, 2011 valuation report prepared by a third-party valuation expert.

The Company previously provided the following disclosure regarding the July Valuation on pages 52 through 53 of the Registration Statement:

“Options Granted on July 27, 2011 and July 29, 2011

By the July 27 and 29, 2011 option grants, we had filed our registration statement, of which this prospectus forms a part. Consequently, our valuation methodology changed from an allocation method based on the option pricing model to a PWERM model. We

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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included an IPO and an M&A method as well as a stay private scenario reflecting possible outcomes over the next three months to five years. We also updated our forecast incorporating the effects of continued strong market performance for CoolSculpting during fiscal 2011. At this time, we also strengthened our company by identifying and hiring additional members of our executive team. We lowered our discount rate to 25.9% reflecting lower execution risk as well as reduced risk of achieving our projections. The adjustment for illiquidity ranged from 8% to 42% based on times to liquidity ranging from 0.25 years to 4.5 years. In addition to the quantitative analysis we took the following factors into account:

•	the decision by our Board of Directors to file a registration statement and pursue an initial public offering of our common stock;

•	our assessment that completing a public offering is a more likely scenario than completing an M&A transaction or remaining private;

•	our need to raise additional funds in the event that an IPO is not successfully completed;

•	the hiring of additional key executives;

•

the commencement of our research and development activities to develop enhancements to our CoolSculpting System and procedure and develop additional products utilizing our proprietary controlled-cooling technology;

•	our revised five-year projections presented to our Board of Directors; and

•	our strong revenue growth during the second quarter of 2011.

Based on the above analysis and qualitative factors, the fair value of our common stock was deemed to be $2.78 per share.”

Fair Value as of September 2, 2011

On September 2, 2011, the Company’s Compensation Committee (the “Committee”) authorized the grant of options to purchase 335,000 shares of common stock and the issuance of 17,194 shares of restricted stock to certain of the Company’s employees and consultants. In connection with these awards, the Committee determined the fair value of the Company’s common stock as of September 2, 2011. The Committee reviewed the factors and analysis conducted by the Board in establishing the July Valuation as discussed above, as well as the July 14, 2011 valuation report prepared by the Company’s third-party valuation expert. In determining the fair value, the Committee also considered the adverse conditions in the capital markets since the Board determined the July Valuation. Between July 29, 2011 and September 2, 2011, the Nasdaq Composite Index declined by more than 10%, the Dow Jones Industrial Average declined by more than 7.0% and the S&P 500 declined by more than 9.0%. Additionally, the seven publicly traded companies in the Company’s valuation peer group recorded a median

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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decline of 17% in market capitalization during this same period. The IPO market was also adversely affected by the volatility and declines in the capital markets in the period between July 29, 2011 and September 2, 2011. Based on the Company’s research of IPOs in which the issuer raised more than $25 million, 14 IPOs priced during July 2011, four IPOs priced during August 2011 and no IPOs have priced in September 2011 as of the date of this letter. Based on these factors, the Committee determined that the fair value of the Company’s common stock remained at $2.78 per share as of September 2, 2011 (the “September Valuation”).

In the next amendment of the Registration Statement, the Company intends to include the following disclosure regarding the fair value of the Company’s common stock for the equity awards issued on September 2, 2011:

“Awards Granted on September 2, 2011

We continued to rely on the PWERM model we first used in July 2011 to determine the fair value of our common stock for the awards granted on September 2, 2011. Despite making progress in preparing for our IPO, capital market conditions significantly weakened during the period between our July valuation and the September awards. As a result, in determining the fair value of our common stock for the September awards, we considered the factors and analysis from our July valuation as well as an analysis of capital market conditions, including:

•

The capital markets declined during the period between our July and September valuations. Between July 29, 2011 and September 2, 2011, the Nasdaq Composite Index declined by more than 10%, the Dow Jones Industrial Average declined by more than 7.0% and the S&P 500 declined by more than 9.0%.

•	The seven publicly traded companies in our valuation peer group recorded a median decline of approximately 17% in market capitalization between July 27, 2011 and September 2, 2011.

•

The IPO market was also adversely affected by volatility and declines in the capital markets. Based on our research of IPOs in which the issuer raised more than $25 million, 14 IPOs priced during July 2011, four IPOs priced during August 2011 and no IPOs have priced in September 2011 as of the date of this prospectus.

Based on the July valuation and the above analysis of changes in market conditions since the July valuation, the fair value of our common stock was deemed to remain at $2.78 per share for the September equity awards.”

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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In addition to this disclosure, the Company intends to update the table included on page 53 of the Registration Statement to disclose the equity awards issued on September 2, 2011. The disclosure will be as follows in the next amendment of the Registration Statement:

“The following table summarizes the fair value of the common stock underlying our stock options granted between January 1, 2010 and September 2, 2011, including the subsequent update to the fair value solely by using the Black-Scholes option-pricing model:

Grant Date	Number of Options Granted	Restricted Stock Issued	Fair Value Per Share of Common Stock	Updated Fair Value Per Share of Common Stock
March 15, 2010	932,197		$0.42	$0.42
July 27, 2010	5,764,246		0.34	0.34
September 28, 2010	762,632		0.39	0.77
November 30, 2010	995,000		0.39	0.77
February 17, 2011	860,500		0.39	0.82
May 18, 2011	1,270,000		0.77	2.65
July 27, 2011	2,054,500		2.78	2.78
July 29, 2011	150,000		2.78	2.78
September 2, 2011	335,000	17,194	2.78	2.78

Analysis of Difference between the IPO Price and the July/September Valuations

As stated above, the Company expects the Preliminary Price Range to be between $[*] and $[*] per share. The July/September Valuations at $2.78 per share are approximately $[*] per share below the midpoint of the expected Preliminary Price Range at $[*] per share (the “Preliminary IPO Valuation”). An analysis of each significant factor contributing to the difference between (i) the estimated fair value of the Company’s common stock as of the July/September Valuations and (ii) the estimated fair value of the Company’s common stock for purposes of the Preliminary IPO Valuation is set forth below:

•

In the Company’s view, the principal difference between the Preliminary IPO Valuation and the July/September Valuations is attributable to the 100% probability of a successful IPO assumed in determining the Preliminary IPO Valuation.

•

Additionally, the Preliminary IPO Valuation assumes the Company’s common stock is liquid. As of the July/September Valuations, the illiquidity of the Company’s common stock and the substantial likelihood of not being able to complete an offering combined to contribute to a lower valuation compared to the Preliminary IPO Valuation. As previously disclosed in the Registration Statement, the illiquidity adjustment ranged from 8% to 42% for the July/September Valuations.

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

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•	There are several significant uncertainties that the Company factored into the July/September Valuations that are not reflected in the Preliminary IPO Valuation, including:

•	Management, the Board of Directors as well as the underwriters were uncertain if they would be able to complete all necessary steps and get the Company ready to complete an IPO in October 2011.

•	The capital markets continued to decline and to experience volatility, and it was uncertain if the capital markets would be favorable for IPOs as of October 2011.

•

Management and the Board of Directors were uncertain if the Company would achieve its anticipated financial results for the third quarter of fiscal 2011. As anticipated, the Company was experiencing seasonality during the summer months (July and August) in the United States and Europe due to vacations taken by its physician customers and their patients, but revenues were below the Company’s expectations in those months.

•

As the Company’s financial performance developed and IPO valuations were being prepared, the Board of Directors was still assessing whether the optimal time for the Company to pursue an IPO was the fall of 2011 or spring of 2012.

To reflect these uncertainties and the possibility of different outcomes, the July/September Valuations contemplated a number of potential exit scenarios, with valuations ranging from $1.30 to $3.09 per share.

•

The Preliminary IPO Valuation reflects significant input from the Company’s underwriters, which was not available to the Company at the time of the July/September Valuations. Over the past weeks, the Company has received significant input from its underwriters regarding the estimated Preliminary IPO Valuation and additional insight as to what valuation methodologies the underwriters believe that investors may use to value the Company if it completes an IPO. The underwriters have informed the Company that investors may be willing to value the Company at a premium to other medical technology companies as a result of its strong revenue growth over the past 12 months, following its receipt of FDA approval in September 2010.

•

The Preliminary IPO Valuation does not reflect the reasonable possibility based on recent IPOs that the Company’s IPO, if completed at all, may be completed at a price below the Preliminary Price Range. Based on the Company’s market research, 50% of the IPOs completed in August 2011 priced below the original price range.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 638-6728.

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.

Securities and Exchange Commission

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* * *

Because of the financially sensitive nature of the estimated Preliminary Price Range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of a portion of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.

Very truly yours,
DLA Piper LLP (US)
/s/ Jeffrey C. Thacker
Jeffrey C. Thacker
Partner

WEST\224754318.1

*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to the omitted portions.